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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2004

                         Commission File Number 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)

                               18 Zhangjiang Road
                        Pudong New Area, Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

          Form 20-F [X] Form 40-F

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

          Yes[ ] No [X]

          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

          Yes[ ] No [X]

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

          Yes[ ] No [X]

          (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   )
                                                 ---

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Semiconductor Manufacturing International Corporation (the "Registrant") is
furnishing under the cover of Form 6-K:

Exhibit 99.1: Press release dated June 28, 2004 relating to the Registrant's reaching preliminary agreement with Toppan Printing to form a joint venture company in China for the manufacture of on-chip color filters for image sensors.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Semiconductor Manufacturing
                                 International Corporation


                                 By: /s/ Richard R. Chang
                                     -------------------------------------------
                                     Name: Richard R. Chang
                                     Title: Chairman of the Board, President and
                                            Chief Executive Officer

Date: June 28, 2004

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                                  EXHIBIT INDEX

Exhibit         Description
-------         -----------

Exhibit 99.1: Press release dated June 28, 2004 relating to the Registrant's reaching preliminary agreement with Toppan Printing to form a joint venture company in China for the manufacture of on-chip color filters for image sensors.

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                                                                    Exhibit 99.1

Press Release for Immediate Release                                June 28, 2004

Toppan Printing and SMIC have reached a preliminary agreement to form a Joint Venture Company in China for manufacture of on-chip color filter for image sensors

(Shanghai, China, June 28, 2004) Toppan Printing Co., Ltd. (Toppan Printing;
TSE: 7911) and Semiconductor Manufacturing International Corporation (SMIC;
NYSE: SMI and HKSE: 981) have agreed to form a joint venture company in China to manufacture and sell On Chip Color Filter and Microlens for Image Sensor. This will be the first company in China to develop and provide manufacturing services of such technology. The parties will formalize the details of the joint venture agreements in the near future.

     Toppan Printing, one of the worldwide technology leaders of on-chip color filters, has been exploring the opportunity to enter the Chinese market to further its business expansion. SMIC, the largest silicon chip foundry in China, has been developing CIS front-end process technology and planning to enter into the image sensor market through the utilization of its past experiences and technologies. Both companies share the view of improving their respective competitive strength through the business and technology alliance. The new company will manufacture and process the on-chip color filter for customers in China and around the world, including the IDMs and the fabless companies.

Background:

     In recent years, the market for cell phone cameras and digital still cameras has rapidly expanded. Moreover, with an expected surge in vehicle-installed image sensors, a growing market demand for image sensors is expected in the future.

     At present, most image sensors are manufactured by Japanese semiconductor manufacturers and leading Taiwanese silicon foundries. The proposed joint venture is expected to capitalize on emerging market demand, and the anticipated commencement of image sensor production by silicon foundries in China.

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For media enquiries and contact:

Public Relations Department
Toppan Printing Co., Ltd.
Tel; 03 3835 5636
E-mail: kouhou@toppan.co.jp

Semiconductor Manufacturing International Corporation

Sarina Huang
Public Relations Department
Tel: 86 21 5080 2000 EXT10356
Fax: 86 21 5080 2868
E-mail: Sarina_Huang@smics.com

About Toppan Printing Co., Ltd.

Toppan Printing Co., Ltd. is one of the largest integrated printing companies in Japan, focusing on manufacturing and selling its own products. Toppan has diversified its business into various fields such as securities and cards, commercial printing, publications printing, packaging, industrial materials, electronics and e-business. The Electronics Division of Toppan Printing manufactures electronics components by using photo fabrication technology, which has been developed in plate making technology. Toppan products, such as photomasks, leadframes, substrate for BGA, and on-chip color filter for image sensors, are used in semiconductor products. Toppan Printing also supplies shadow masks for CRTs, color filters for LCDs and screens for project TV, which are widely used in display products.

About Semiconductor Manufacturing International Corporation

SMIC is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC's Fab 1 was named one of two "Top Fabs of the Year 2003" by Semiconductor International, a

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leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.